September 4, 2019

Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock, Inc. (the “Company”)

File Numbers: 333-230894

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests that the effective date of the amended registration statement on Form S-4 for the Company, filed on August 29, 2019, with the Commission (the “Registration Statement”) be accelerated so that the Registration Statement may be declared effective at 4:00 pm EST on September 5, 2019, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik, Esq. of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

New Comstock, Inc.

By:	/s/ Silvio A. Berni
Name: Silvio A. Berni
Title: Chief Financial Officer